LETTERHEAD OF PRETORIA RESOURCES TWO, INC.

August 29, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attn:                      Ms. Tia Jenkins

Re:	Pretoria Resources Two, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52901

Dear Ms. Jenkins:

The undersigned, being the president of Pretoria Resources Two, Inc. (“we,” “us” or the “Company”), acknowledges receipt of correspondence from your offices dated May 19, 2011 and August 3, 2011 relating to the above-captioned filing.  We apologize for the delay in filing a response.  We hereby request an extension of the time in which to file our response to the staff’s comment in its May 19, 2011 correspondence until September 9, 2011.

By this letter, we are advising the staff of our intention to submit a formal request for a waiver from the requirement of auditor association with cumulative data on an annual basis.  The partner in charge of the Company’s account at M&K CPAS, PLLC, our independent registered public accounting firm, will not be available to assist us in preparing our request for a waiver until September 6, 2011 and we will use our best efforts to file the request with the Securities and Exchange Commission by Friday, September 9, 2011.

If you have any questions or comments, please feel free to contact the undersigned at (704) 408-7575 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours, PRETORIA RESOURCES TWO, INC.

By:	/s/ Allison Carroll
Allison Carroll, President